



BOUGHTON

File number 81005.1 Direct line 604 647.8339 email crendina@boughton.ca

August 1, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Received SEC
AUG 04 2008
Washington, DC 20549

Attention: Filings Desk

Dear Sir or Madam:

Re: Northtech Industries, Inc. A Nevada Corporation Share Offering Pursuant to Regulation A of the Securities Act 1933, as amended.

Please find enclosed for filing and review the twice revised Form 1-A documents including:

a) two copies bearing original signatures;
b) five additional conforming copies; and
c) a letter from the Issuer responding to SEC comments by the CEO.

Please address acknowledgement of receipt, any comment or question to the attention of the writer at this law firm. Email correspondence is preferred, please use the following address:

crendina@boughton.ca

All of which we trust you will find in order.

Very truly yours,
Boughton Law Corp
per Charles Rendina Law Corp

per
Charles F. Rendina

CFR/rl
Enclosures

BOUGHTON LAW CORPORATION
Suite 700, 595 Burrard Street • P.O. Box 49290 • Vancouver, BC V7X 1S8 • Ph 604.687.6789 • F 604.683.5317
410 Hawkins Street • Whitehorse, Yukon • Y1A 1X8 • Ph 867.456.7811 • F 867.668.6928
E lawyers@boughton.ca • boughton.ca

MERITAS LAW FIRMS WORLDWIDE

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC, 20549

Attention: Mr. John Reynolds, Assistant Director
               Mr. Tom Kluck

Dear Sir or Madam

Re: Northtech Industries, Inc.
        Amended Offering Statement on Form 1-A
        Originally Filed May 2, 2007
        File Number 24-10179

Please find attached our Amended Offering Statement on Form 1-A revised to conform to the comment letter you provided on May 30, 2008. Thank you for the assistance with making this a better document. We will reply to your comments in the order they were made.

General

    Exhibits: we have attached the following exhibits:
    A.   Charter and Bylaws;
    B.   Subscription Agreement; and
    C.   Consent of Accountant.
    D.   Legal Opinion
    E.   Services Agreement with PCS Millwork Inc.
    None of the other exhibits set out in Form 1-A exist.

Cover Page

1.   Our company filed its initial Form 1-A with the State of Washington which assigned a File No, 700138879 to the submission. Washington State requires that sales persons of an issuer be registered. In the case where sales persons will not receive commission, as is the case in this offering, the registration process consists of filing a Form-U-4 and paying a $40.00 fee. Mr. Jensen is preparing his Form for submission. The offering will not be qualified in Washington State until this Form has been duly filed and accepted.

Risk Factors, page 11

2.   We have clarified in the risk factor and where appropriate throughout the document the percentage of our business that is generated through PCS. The PCS marketing relationship currently produces 60% of Millwork Pro's installation sales, while the remaining 40% of our revenues are driven from internal marketing programs.

Business and Properties, page 18

Item 3(e), page 23

3.   In response to comment 3 there is no backlog of orders. The reference to advances on sales has been expanded and, we trust, clarified by modifying paragraph 39(b) as follows:

Millwork Pro receives advances through a line of credit and billing arrangement with PCS Millwork. These advances are shown on the books of the Company as a debt.

If the volume of sales is less than expenses in a given month, PCS Millwork has loaned money to the Company interest free. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The advances are made twice monthly at the same time as payroll is paid to employees.

PCS Millwork bills and collects the accounts for Millwork Pro even for customers that do not purchase PCS Millwork products. If the Company's revenues exceed its expenses in a given month, PCS Millwork is free to take some or all of the excess funds to reduce the debt. It is expected that the debt will be repaid out of increased future sales revenue by the Company or by another form of financing in the future. As of December 31, 2007, the balance of these advances was $245,292.

This line of credit agreement is not reduced to writing. Management believes the funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork. If PCS Millwork is unwilling or unable to provide this line of credit to the Company and if the Company is unable to find other sources of financing or investment the Company may not be able to sustain its business and investors could lose some or all of their investment.

4.   Please see response to comment number 3 above.

5.   We have disclosed PCS agreement to rent office space to Millwork Pro. It agrees to rent 200 square feet of office space and provide storage of equipment and material at the PCS warehouse at 18715 141st Avenue Northeast, Woodinville, WA 98072. The monthly rental fee is $500. The rental of the office space can be cancelled at any time with 30 days written notice. Sales and office support staff work out of this office facility while the installation crew work on customer job sites

Item 3(k), page 24

6.   We have disclosed that as of July of 2008 the Company has no acquisition targets and has not entered into any negotiations or letters of intent. We have identified potential target acquisitions, but have not yet performed any due diligence or begun negotiations. We have no immediate expansion plans beyond growing our current operations.

Offering Price Factors, page 26

Item 7(a), page 26

7.   We have disclosed in item 7(a) the price per share in this offering is $0.10.

8.   We have revised the Use of Proceeds section to be consistent with the percentages used in the Capitalization table, being 100%, 50%, and 10%.

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 49

9.   We have modified the last sentence under the revenue recognition policy to further explain and clarify our policy in accordance with SOP 81-1.

Note 5 – Exchange of Stock, page 52

10.   We have added the following disclosure to Item 3(a) to clarify the acquisition of operations from the PCS installation division by Millwork Pro:

Millwork Pro, Inc acquired its operations from PCS Millwork the largest customer of Northtech. PCS Millwork had been operating an installation division at loss for three years. These losses were approximately $3 million dollars. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations consisting of, contracts for future work, approximately 20 employees, tools and a van which was fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The company under its current management has reduced annual losses from approximately $1million dollars to under $250,000.

There is no agreement in writing between PCS Millwork Inc. and Millwork Pro for the acquisition of operations as there was no consideration paid and none of the assets assumed had book value.

Note 8 – Related Party Transaction, page 52

11.   We have modified paragraphs 3 and 4 to describe how Millwork Pro acquired its operations from PCS Millwork.   In order to better present the lending arrangement with PCS Millwork in the Company's financial statements, we have made the following adjustments.   On the Company's Balance Sheet, we have changed the caption from "Accounts Payable, PCS Millwork" to "Advances from PCS Millwork", on the Cash Flow Statement, we have removed the "Accounts Payable – PCS Millwork " line out of the operating activities and added the line "Net advances from PCS Millwork" to the cash flows from financing activities.

Management's Discussion and Analysis, page 55

12.   We have expanded the disclosure in the area which we trust meets your approval it now reads:

Northtech Industries, Inc. (the "Company" or "Northtech") is a holding corporation incorporated in the State of Nevada. It operates in the residential construction services industry through its subsidiary, Millwork Pro, Inc. a Washington State corporation, acquired in October 2006. Its business model is to grow its business by acquiring existing operators in selective niches of residential construction services and to apply management expertise to build a profitable, competitive and growing company. The Company currently services high-volume production homebuilders in key growth markets starting with the Pacific Northwest. Millwork Pro, the Company's subsidiary, provides millwork installation services to production residential home builders and custom home builders. It installs exterior and interior doors, moldings, cabinets, stairs and mantles. The installation service is based on a homebuilder's blueprints and product specifications. Installers are trained to carefully measure, cut, and nail doors and moldings to match the builder's specifications. Millwork Pro hires laborers as employees and also hires subcontractors with labor crews. In December of 2007 Millwork Pro has a total of 60 laborers in the field installing millwork for 8 homebuilders in the Greater Puget Sound area. It is a service business where labor represents more than 80% of costs. Millwork Pro doesn't purchase and resell materials such as doors and moldings. It provides the installation service only. It has no intentions of offering materials for resell. In the near future Millwork Pro intends to expand its installation services to include flooring, fireplaces, garage doors, and windows. Currently Millwork Pro operates within the Greater Puget Sound area. It plans to continue to gain customers within this service area.

The Company, Millwork Pro and PCS Millwork share common management, Millwork Pro was incorporated in July of 2006. In October, 2006 Millwork Pro acquired the operations of a millwork installation division from PCS Millwork. PCS Millwork had been operating an installation division at a loss for three years. These losses were approximately $3 million dollars. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations consisting of, contracts for future work, approximately 20 employees, tools and a van which was fully depreciated, were given to Millwork Pro for no consideration. Loren Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The company under its current management has reduced annual losses from approximately $1 million dollars to under $250,000. PCS sells millwork materials and operated the installation division to offer a turnkey product to homebuilders.

Since the operations of Millwork Pro had not shown a profit as an independent business or as a division and since after the acquisition the percentage of ownership of the principal shareholders of both Millwork Pro and Northtech was the same the assets acquired by Northtech were assigned no value.

Management of Northtech believes it will build value in the Company by applying better management and marketing discipline to its operations. Management believes that it can diversify its customer base, reduce its costs and operate profitably. Management may be mistaken in its beliefs. There is no guarantee that Management will find additional business independent of PCS Millwork or ever have sustainable profits.

Management also believes based solely on its experience in the industry that there are more divisions and small companies in the construction industry that are weak in management and marketing skills. Management believes that it will be able to acquire an equity interest in such businesses in exchange for providing its expertise in those areas. Management may be mistaken in these beliefs and if so may be unsuccessful in achieving its business plan objectives. Investors could lose all of their investment in this case.

Our Financial Condition

The Company's revenues were derived entirely from installing millwork products for single and multi family residential home builders through the operations of its subsidiary, Millwork Pro.

	Year Ended December 31, 2007	October 23, 2006 (date of inception) to December 31, 2006
Revenues	$ 1,436,471	$ 255,947
Cost of Revenues Earned	1,488,193	274,852
Gross Loss	(51,722)	(18,905)
General and Administrative Expenses	171,386	50,689
Loss from Operations	(223,108)	(69,594)
Interest Expense	2,554	893

Net Loss		$	(225,662)	$	(70,457)

Revenues

For the year ended December 31, 2007 the Company recognized revenues of $1,436,471 (For the period October 23, 2006 (date of inception) to December 31, 2006 - $225,947). The increase in 2007 is reflective of a full year of operations. Monthly revenues have remained consistent from the date of inception through 2007.

Cost of Revenues Earned / Gross Loss

Costs of Revenues Earned, as reflected in the Company's statement of operations, consists of employee wages, subcontractor costs, insurance, payroll taxes, employee benefits, and automobile costs. As a percentage of total revenue, we've decreased our gross loss to (3.6%) for the year ended December 31, 2007 as compared to (7.4%) for the period October 23, 2006 (date of inception) to December 31, 2006. During 2007, we have reduced wage costs and increased the cost for subcontractors, this has resulted in an overall savings from employee benefits and payroll taxes. We have also decreased our insurance costs which added to the overall reduction in losses for the year.

General and Administrative Expenses

As a percentage of total revenue, we've decreased our General and Administrative Expenses to 11.9% for the year ended December 31, 2007 as compared to 19.8% for the period October 23, 2006 (date of inception) to December 31, 2006. The most significant reductions were those attributable to consulting and professional fees, which include primarily legal and accounting costs.

Net Loss

For the year ended December 31, 2007 the Company recognized a net loss of $225,662 (For the period October 23, 2006 (date of inception) to December 31, 2006 - $70,457). A significant portion of the losses incurred in 2007 were attributable to the first quarter ended March 31 ($116,244). Management has implemented procedures and processes to streamline the business operations making it possible to effect scalability of operations and the ability to better predict market conditions. These processes have increased our efficiency and we believe we will see continued improvement in the financial condition of our operations as we have in the remainder of 2007. The Company recognizes revenues on the completed-contract method. The completed-contract method is used because the typical contract is completed in one month or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered substantially complete at the time of departure from the job site.

Critical Accounting Policies and Estimates

Basis of Consolidation
The consolidated financial statements include the accounts of Northtech Industries, Inc, and its wholly-owned subsidiary Millwork Pro. All material intercompany transactions between the Company and its Subsidiary have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. All accounts are fully collectible, therefore, no allowance has been established as of December 31, 2007 and 2006.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the period October 23, 2006 (date of inception) to December 31, 2006 was $0. Advertising expense for the year ended December 31, 2007 was $9,676.

Revenue Recognition

The Company recognizes revenues on the completed-contract method. The completed-contract method is used because the typical contract is completed in one month or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered substantially complete at the time of departure from the job site.

Concentrations of Credit Risk

Millwork Pro has one major customer, PCS Millwork, from whom 60% of revenues were earned for the period October 23, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007. The Company is contractually obligated to service the clients of PCS Millwork. All customers are billed through a billing arrangement with PCS Millwork, but 40% of the revenues are from internal marketing programs. PCS Millwork is owned 100% by a shareholder of the Company.

Stock Based Compensation

The Company uses the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* for its nonemployee stock compensation plan. Under Statement No. 123, compensation expense is determined based on the fair value of the services received.

Vehicles and Equipment

Vehicles and equipment are stated at cost. Gains or losses on dispositions of equipment are included in operations in the year of disposal.

Depreciation

Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13. We have amended Item 49 to reflect a gross margin of -3.6% for the year ended December 31, 2007. We have added a Gross Loss line item to the Statement of Operations to reflect this figure. Gross Loss is calculated by total revenues, minus wages, subcontractor costs, insurance, payroll taxes, employee benefits, and automobile expenses.

Other Regulatory

14. The Consent of Independent Accountant has been updated and dated July 16, 2008.

Exhibits

15. We have removed the last sentence of the second paragraph in response to your comments.

16. We have updated the opinion letter dated August 1, 2008, the date which we submitted Amendment No. 3 of this Form 1/A.

Please feel free to contact the Company our legal counsel or accountants if you require further clarification.

Yours truly
Northtech Industries Inc.
per

Mark Jensen
President and CEO
August 1, 2008